Exhibit 99.3

NEPRHOS, INC.
41 Grand Avenue
River Edge, New Jersey 07661

[•], 2010

Dear Stockholder:

Enclosed are the prospectus dated [•], 2010 (the “Prospectus”) and other materials relating to the rights offering by NEPHROS, INC. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase Units, as described below, only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page [•] of the Prospectus. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•
We will distribute to each holder of our common stock who is a record holder of our common stock on the record date, which is [•], 2010, at no charge, one non-transferable subscription right for each share of common stock owned at 5:00 p.m., Eastern Time, on the record date. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

•
Each subscription right will entitle the rights holder to purchase 4.185496618 Units at a subscription price of $0.02 per Unit, which we refer to as the basic subscription privilege, upon timely delivery of the required documents and payment of the subscription price. Each Unit consists of one share of our common stock and a warrant to purchase 0.924532845 shares of our common stock at an exercise price of $0.02 per share for a period of five years following [•].

•
There is no minimum number of Units you must purchase, but you may not purchase fractional Units.  To determine the number of Units you may purchase under your basic subscription privilege, multiply the number of shares of our common stock you own by 4.185496618 and round down to the nearest whole number.  For example, if you own 100 shares of our common stock, you will be entitled to subscribe for up to 418 Units (100 shares × 4.185496618 = 418.5496618, rounded down to 418, the nearest whole number) under your basic subscription privilege. Similarly, the warrant to purchase 0.924532845 shares of our common stock  included with each Unit you purchase will only be exercisable for a number of shares rounded down to the nearest whole number.  For example, if you purchase 418 Units, the warrants included with those Units would be exercisable for up to 386 shares (418 Units × 0.924532845 = 386.4547292, rounded down to 386, the nearest whole number).

•
If you exercise your basic subscription privilege in full, you may also exercise an over-subscription privilege to subscribe for additional Units not subscribed for by other rights holders in the offering at the same subscription price of $0.02 per Unit, subject to certain limitations.

•
If you wish to exercise your over-subscription privilege, you should indicate the number of additional Units you would like to subscribe for in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional Units that you have requested (in addition to the payment due for Units subscribed for under your basic subscription privilege). If an insufficient number of Units is available to fully satisfy all over-subscription privilege requests, the available Units will be allocated proportionately among rights holders who exercise their over-subscription privileges based on the number of Units each such holder subscribed for under the basic subscription privilege. To the extent you properly exercise your over-subscription privilege for an amount of Units that exceeds the number of unsubscribed Units available to you, any excess subscription payment received by the subscription agent will be promptly returned to you, without interest or deduction. See “The Rights Offering–The Subscription Rights–Over-Subscription Privilege” in the Prospectus.

•
If rights holders wish to exercise their subscription rights, they must do so at or prior to 5:00 p.m., Eastern Time, on [•], the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See “The Rights Offering–Expiration of Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

•
You are not required to exercise any or all of your subscription rights. We will deliver to the record holders who purchase Units in the rights offering certificates representing the shares of our common stock and the warrants to purchase shares of our common stock purchased as soon as practicable after the rights offering has expired. If you request and pay for more Units than are allocated to you, we will refund the overpayment, without interest or deduction.

•
In connection with the exercise of any over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of Units requested through the basic subscription privilege and the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [•] of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact the information agent, Morrow & Co., LLC toll-free at (800) 414-4313.

Sincerely,

Paul A. Mieyal
Acting Chief Executive Officer